

August 30, 2023

Dennis G. Schuh
Chief Executive Officer and President
Starwood Credit Real Estate Income Trust
2340 Collins Avenue
Miami Beach, FL 33139

> **Re: Starwood Credit Real Estate Income Trust**
> **Form 10-12G**
> **Filed August 3, 2023**
> **File No. 000-56577**

Dear Dennis G. Schuh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Item 1. Business, page 2

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

2.   Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Item 1A. Risk Factors

Your ability to have your common shares repurchased through our share repurchase plan is limited. . . ., page 61

3.   Please provide the information investors need to assess the magnitude of the risk. We note, for example, the media reports that Starwood Real Estate Income Trust limited withdrawals in 2022 and 2023. Disclose the occurrence of these events and the material consequences to those investors.

Item 15: Financial Statements and Exhibits, page 158

4.   Please file your agreement with Starwood Capital for initial capitalization and repurchase as an exhibit.

General

5.   Because the company is a blind pool with no operating history and is dependent on Starwood Capital and its affiliates, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

6.   On the cover page, please identify the classes of common shares you are registering under the Exchange Act or advise.

7.   Please note that the Division of Investment Management is reviewing your filing and may have further comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ryan Bekkerus